                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                           TELE-COMMUNICATIONS, INC.
________________________________________________________________________________
                                (Name of Issuer)

   (1)  Class A Common Stock, par value $1.00 per share
   (2)  Class B Common Stock, par value $1.00 per share
   (3) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share

________________________________________________________________________________
                        (Title of Classes of Securities)

   (1)  Class A Stock:  87924V101
   (2)  Class B Stock:  87924V200
   (3)  Class B Preferred Stock:  87924V309


________________________________________________________________________________
                                (CUSIP Numbers)



Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 10 pages

CUSIP No.        Class A Stock:  87924V101
                 Class B Stock:  87924V200
                 Class B Preferred Stock:  87924V309
________________________________________________________________________________
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 JOHN C. MALONE
                 042 - 34 - 3514

________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      ( )
                                                                    (b)      ( )
________________________________________________________________________________
         (3)     SEC Use Only
________________________________________________________________________________
         (4)     Citizenship or Place of Organization
                 U.S.A.
________________________________________________________________________________
 Number of       (5)   Sole Voting Power      1,169,983 Shares of Class A Stock*
Shares Bene-                                25,697,083 Shares of Class B Stock**
 ficially                            306,000 Shares of Class B Preferred Stock**
 Owned by        _______________________________________________________________
Each Report-     (6)   Shared Voting Power
 ing Person                                                             0 Shares
   With          _______________________________________________________________
                 (7)   Sole Dispositive Power 1,169,983 Shares of Class A Stock*
                                            25,697,083 Shares of Class B Stock**
                                     306,000 Shares of Class B Preferred Stock**
                 _______________________________________________________________
                 (8)   Shared Dispositive Power
                                                                        0 Shares
________________________________________________________________________________
         (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,169,983 Shares of Class A Stoc*
                          25,697,083 Shares of Class B Stock
                          306,000 Shares of Class B Preferred Stock
________________________________________________________________________________
         (10)    Check if the Aggregate Amount in Row (9) Excludes Certain
                 Shares      ( )
________________________________________________________________________________
         (11)    Percent of Class Represented by Amount in Row (9)

                          .24% of the Class A Stock*
                          29.97% of the Class B Stock
                          18.89% of the Class B Preferred Stock
________________________________________________________________________________




__________________________________

 * Does not include shares of Class A Stock issuable upon conversion of shares of Class B Stock. See Item 4.

** 6,240,000 shares of Class B Stock and 80,000 shares of Class B Preferred Stock are subject to certain restrictions upon voting and disposition. See Item 4.

                             Page 2 of 10 pages
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         (12)    Type of Reporting Person

                          IN







                              Page 3 of 10 pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                  Statement Of

                                 JOHN C. MALONE

                        Pursuant to Section 13(g) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.



         This Report relates to the Class A Common Stock, par value $1.00 per share, the Class B Common Stock, par value $1.00 per share, and the Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share, of Tele- Communications, Inc., a Delaware corporation, beneficially owned by John C. Malone.

Item 1(a)                 NAME OF ISSUER:

                          The name of the Issuer is Tele-Communications, Inc. (the "Company")

Item 1(b)                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          Terrace Tower II
                          5619 DTC Parkway
                          Englewood, Colorado 80111

Item 2(a)                 NAME OF PERSON FILING:

                          John C. Malone (the "Reporting Person")

Item 2(b)                 ADDRESS OF PRINCIPAL OFFICE:

                          Terrace Tower II
                          5619 DTC Parkway
                          Englewood, Colorado  80111





                              Page 4 of 10 pages

Item 2(c)                 CITIZENSHIP:

                          U.S.A.

Item 2(d)                 TITLE OF CLASS OF SECURITIES:

                              The classes of equity securities to which this
                          Report relates is the Class A Common Stock, par value $1.00 per share (the "Class A Stock"), the Class B Common Stock, par value $1.00 per share (the "Class B Stock"; and together with the Class A Stock, the "Common Stock"), and the Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock"; and together with the Common Stock, the "Company Securities"), of the Company. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, this Report also relates to the shares of Class A Stock issuable upon conversion of shares of Class B Stock. Each share of Class B Stock is convertible into one share of Class A Stock at the option of the holder, and the holders of the Class B Stock and Class A Stock generally vote together as a class (together with all shares of preferred stock of the Company so entitled) with respect to all matters voted on by the stockholders of the Company, with the holders of the Class B Stock entitled to ten (10) votes per share and the holders of the Class A Stock entitled to one (1) vote per share. The holders of Class B Preferred Stock are not entitled to any voting rights except as required by Delaware law and except that each share of Class B Preferred Stock is entitled to cast one vote for the election of directors, voting as a class with the holders of the Common Stock.

                              On August 4, 1994, the business combination (the
                          "TCI/Liberty Merger") among TCI/Liberty Holding Company (whose name was immediately changed to "Tele-Communications, Inc."), Tele-Communications,
                          Inc. ("Old TCI"), and Liberty Media Corporation ("Liberty"), was consummated. As a result of the TCI/Liberty Merger, each share of Class A Common Stock and Class B Common Stock of Old TCI beneficially owned by the Reporting Person was converted into one share of the corresponding class of Common Stock of the Company, each share of Class A Common Stock and Class B Common Stock of Liberty beneficially owned by the Reporting Person was converted into .975 of a share of the corresponding class of Common Stock of the Company, and each share of Class E, 6% Cumulative Redeemable Exchangeable Junior Preferred Stock of Liberty beneficially owned by the Reporting Person was converted into one share of Class B Preferred Stock.





                              Page 5 of 10 pages
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Item 2(e)        CUSIP NUMBERS:   Class A Stock:  87924V101
                                  Class B Stock:  87924V200
                                  Class B Preferred Stock:  87924V309

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)   ( )   Broker or Dealer registered under Section 15 of the Act.
     (b)   ( )   Bank as defined in Section 3(a)(6) of the Act.
     (c)   ( )   Insurance Company as defined in Section 3(a)(19) of the Act.
     (d)   ( )   Investment Company registered under Section 8 of the
                 Investment Company Act.
     (e)   ( )   Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940.
     (f)   ( )   Employee Benefit Plan, Pension Fund which is subject to
                 provisions of Employee Retirement Income Security Act of 1974
                 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
     (g)   ( )   Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
     (h)   ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).





                              Page 6 of 10 pages
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Item 4   OWNERSHIP(1):

         (a)       Amount Beneficially Owned:
                   Class A Stock:  1,169,983(2)
                   Class B Stock:  25,697,083(3)(4)
                   Class B Preferred Stock:  306,000(3)(4)





__________________________________

     (1) Prior to the TCI/Liberty Merger, the Reporting Person had acquired 16,000,000 shares of Liberty Class B Common Stock and 200,000 shares of Liberty Class E Preferred Stock (after adjustment to reflect certain stock splits and other recapitalization transactions which occurred prior to the TCI/Liberty Merger) upon exercise of certain options granted to him in connection with his employment agreement with Liberty (the "Liberty Restricted Shares"). The Liberty Restricted Shares were subject to repurchase by Liberty, at the price paid therefor by the Reporting Person, plus interest, in the event the Reporting Person's employment with Liberty was terminated for cause (as defined in the employment agreement) or the Reporting Person voluntarily terminated his employment with Liberty other than due to a change in control. The repurchase right would terminate
                 (i) if the Reporting Person's employment is terminated other than for cause or if Liberty materially breaches the employment agreement, (ii) upon the Reporting Person's death or disability and (iii) upon the occurrence of a change in control. The repurchase right expired as to 20% of the original number of the Liberty Restricted Shares annually (commencing in March 1992). These repurchase rights and certain restrictions on the voting of the shares of Class B Stock and Class B Preferred Stock issued to the Reporting Person in the TCI/Liberty Merger in respect of the Liberty Restricted Shares (together with all dividends and distributions thereon and, in the case of any reclassification, recapitalization or other change in the Class B Stock, such capital stock and other securities or property to which the Reporting Person may be entitled as the holder of such shares, the "Restricted Shares"), were assigned to the Company in connection with the TCI/Liberty Merger. The repurchase rights currently apply to 6,240,000 shares of Class B Stock and 80,000 shares of Class B
                 Preferred Stock owned by the Reporting Person. The restrictions will expire in March 1995 with respect to one-half of such Restricted Shares, and all such restrictions will terminate in March 1996. The Reporting Person may not transfer, pledge or otherwise dispose of (except to the Company) any Restricted Shares during the period they are
                 subject to the Company's repurchase right.   The Reporting
                 Person has agreed to cast, with respect to any matter submitted to a vote of stockholders, all votes represented by his Restricted Shares that are then subject to the Company's repurchase right in the same proportion as all other votes of the Company's stockholders are cast with respect to such matter.

     (2) Assumes the exercise in full of stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 1,000,000 shares of Class A Common Stock of Old
                 TCI. These options were assumed by the Company in connection with the TCI/Liberty Merger and represent options to acquire an equal number of shares of Class A Stock. Options to acquire 400,000 shares of Class A Stock are currently exercisable.

     (3) Includes 1,173,000 shares of Class B Stock and 6,900 shares of Class B Preferred Stock held by the Reporting Person's wife, Mrs. Leslie Malone, but the Reporting
                 Person has disclaimed any beneficial ownership of such shares.

     (4) The number of shares of Class B Stock and Class B Preferred Stock includes 6,240,000 shares of Class B Stock and 80,000 shares of Class B Preferred Stock which are Restricted Shares. The number of shares of Class B Stock and Class B Preferred Stock which are not subject to such repurchase rights and voting requirements represent 15.2% of the total voting power (including therein the shares of Class B Preferred Stock, which vote only upon the election of directors and as required by Delaware law) of the Company Securities outstanding (excluding such Restricted Shares from such total voting power).

                              Page 7 of 10 pages

         (b)       Percent of Class:(5)
                   Class A Stock:  Less than 1%
                   Class B Stock:  29.97%
                   Class B Preferred Stock:  18.89%

         (c)       Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:

                              1,169,983 Class A Stock
                              25,697,083 Class B Stock(4)
                              306,000 Class B Preferred Stock(4)

                   (ii)   shared power to vote:

                              0 Shares

                   (iii)  sole power to dispose or direct the disposition of:

                              1,169,983 Class A Stock
                              25,697,083 Class B Stock(4)
                              306,000 Class B Preferred Stock(4)

                   (iv)   shared power to dispose or direct the disposition of:

                              0 Shares

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                  Not applicable.





__________________________________

     (5) The Company has informed the Reporting Person that as of December 31, 1994 there were outstanding 490,948,513 shares of Class A Stock, 85,749,717 shares of Class B Stock and 1,620,026 shares of Class B Preferred Stock (after elimination of Company Securities held by subsidiaries of the Company). Does not include shares of Class A Stock issuable upon conversion of shares of Class B Stock. Percent of Class A Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire 1,000,000 shares of Class A Stock.


                              Page 8 of 10 pages
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Item 9            NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10           CERTIFICATION.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                              Page 9 of 10 pages
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1995



/s/ John C. Malone
- --------------------------------
John C. Malone





                             Page 10 of 10 pages